UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9323

REPORT PERIOD
July 1, 2001 through December 31, 2001

In the Matter of

ALLIANT ENERGY CORPORATION, ET AL


     ALLIANT ENERGY CORPORATION ("AEC") hereby certifies on behalf of itself, Alliant Energy Resources, Inc. ("AER"), a wholly-owned subsidiary of AEC, Alliant Energy Investments, Inc. ("AEI"), a wholly-owned subsidiary of AER, and Heartland Properties, Inc. ("HPI"), a wholly-owned subsidiary of AEI, that during the period from July 1, 2001 through December 31, 2001 (the "Reporting Period"):

      1. The consolidated balance sheet and twelve-month statement of income for HPI as of the end of the Reporting Period were as set forth in Exhibit A.

      2. The amount of revenues and any form of compensation received by HPI during the Reporting Period from any and all LIHTC property interests, directly or indirectly, owned or controlled by HPI were $390,494.

      3. The name of each new partnership entered into during the Reporting Period is as follows:

                     Knoxville IHA Senior Housing Limited Partnership Apollo Tax Credit Fund-XVII Limited Partnership Montello Senior Housing Limited Partnership
                     MDI Limited Partnership #47

           Copies of the corresponding partnership agreement for each partnership will be provided upon request.

      4. The amounts of investment made by HPI during the Reporting Period in the LIHTC properties and cumulative comparisons of the $50 million authorized in the SEC's order dated August 13, 1999 are as set forth under Exhibit B.

      5. The cumulative number of any and all LIHTC properties and any other investment position in any form of non-utility assets held by HPI at the end of the Reporting Period was ninety-nine.

      Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEC, et al, in File No., 70-9323, and in accordance with the terms and conditions of the SEC's order dated August 13, 1999, permitting said Application-Declaration to become effective.


                DATED:    February  12, 2002




                               ALLIANT ENERGY CORPORATION
                               ALLIANT ENERGY RESOURCES, INC.
                               ALLIANT ENERGY INVESTMENTS, INC. HEARTLAND
                               PROPERTIES, INC.

                               By:  ALLIANT ENERGY CORPORATION



                               By: /s/ Enrique Bacalao
                                   ---------------------
                                     Enrique Bacalao
                                     Assistant Treasurer

                                 Heartland Properties, Inc.-Consolidated Balance Sheet
                                   Including Iowa and Minnesota Investments
                                         As of December 31, 2001
                                               ** UNAUDITED **



Cash and cash equivalents                                                    $2,759,416
Trade account receivable                                                        895,154
Allowance for doubtful accounts                                                    (996)
Restricted cash - short-term                                                  2,870,826
Loan to Money Pools                                                           9,186,571
Other current assets:                                                                 0
      Short-term notes receivable                                                77,100
      Current portion of long term notes receivable                                   0
      Deferred income tax                                                             0
      Federal income tax receivable                                             691,381
      State income tax receivable                                               346,090
      Receivable form parent and affiliates                                     868,614
      Receivable from other related parties                                     801,912
      Other                                                                     140,150
                                                               -------------------------
        Total other current assets                                            2,925,247

                                                               -------------------------
      Total Current Assets                                                   18,636,218
                                                               -------------------------

Operating property and equipment                                                514,230
Rental property                                                             174,147,433
                                                               -------------------------
      Total property                                                        174,661,663
                                                               -------------------------
Accumulated depreciation - operating                                            410,719
Accumulated depreciation - rental                                            36,696,687
                                                               -------------------------
      Total accumulated depreciation                                         37,107,406
                                                               -------------------------

      Net Fixed Assets                                                      137,554,257
                                                               -------------------------

Net intangible assets                                                         2,167,250
                                                               -------------------------

Investment - intercompany                                                             0
                                                               -------------------------

Investment - McLeod                                                                  (0)
                                                               -------------------------

Restricted cash - long-term                                                   5,719,005
                                                               -------------------------

Long-term assets
      Long-term notes receivable                                                      0
      Due from related party                                                  2,561,167
      Deferred income taxes                                                           0
      Equity and other investments                                            3,786,602
      Other                                                                   1,399,727
                                                               -------------------------
        Total long-term assets                                                7,747,496
                                                               -------------------------

      TOTAL ASSETS                                                         $171,824,226
                                                               =========================


                           Heartland Properties, Inc. - Consolidated Balance Sheet
                                   Including Iowa and Minnesota Investments
                                           As of December 31, 2001
                                               ** UNAUDITED **




Line of credit borrowing                                                             $0
Payable to parent and affiliates                                              3,573,818
                                                               -------------------------
      Total short-term debt                                                   3,573,818
                                                               -------------------------
Current maturities of long-term debt                                          4,569,115
Trade accounts payable                                                          740,366
Payable to other related parties                                                  5,721
Accrued payroll and vacation                                                    386,625
Accrued interest payable                                                        837,016
Federal income tax payable                                                            0
State income tax payable                                                              0
Deferred revenue                                                                  3,443
Other current liabilities                                                     4,268,557
                                                               -------------------------

      Total Current Liabilities                                              14,384,661
                                                               -------------------------

Long-term debt                                                                        0
Mortgage notes payable on rental                                             95,040,171
Long-term debt with related party                                                     0
                                                               -------------------------

      Total long-term debt                                                   95,040,171
                                                               -------------------------

Deferred income tax                                                           4,545,160

Other long-term liabilities                                                   2,372,364
                                                               -------------------------

      TOTAL LIABILITIES                                                     116,342,356
                                                               -------------------------

Minority interest                                                               267,373

Common stock                                                                  8,044,800
Additional paid in capital                                                   35,091,424
Syndication/stock issuance costs                                               (494,515)
                                                               -------------------------
      Total common stock                                                     42,641,709
                                                               -------------------------
Dividends paid                                                              (14,880,808)
Retained earnings - prior year                                               20,846,688
Unrealized Security Gain/Loss                                                        (0)
Current year earnings(loss)                                                   6,606,908
                                                               -------------------------
      Total reinvested earnings                                              12,572,788
                                                               -------------------------

      TOTAL STOCKHOLDERS' EQUITY                                             55,214,497
                                                               -------------------------

      TOTAL LIABILITIES AND EQUITY                                         $171,824,226
                                                               =========================

                           Heartland Properties, Inc. - Consolidated Balance Sheet
                                   Including Iowa and Minnesota Investments
                                     For the Year Ended December 31, 2001
                                               ** UNAUDITED **



Professional services                                                          $329,641
Rental revenue                                                               17,607,501
                                                               -------------------------
      Gross revenue                                                          17,937,142
                                                               -------------------------
Less: reimbursements
                                                               -------------------------

Net revenue                                                                  17,937,142
                                                               -------------------------

Operating expenses
      Operating expenses                                                      3,606,013
      Administrative and general expenses                                     7,239,604
      Depreciation                                                            4,529,187
      Amortization                                                              130,377
      Taxes other than income                                                 2,002,088
                                                               -------------------------

        Total operating expenses                                             17,507,269
                                                               -------------------------

Pre-Bonus Operating Inc (Loss)                                                  429,873

Bonus                                                                           363,851
                                                               -------------------------

Post-Bonus Operating Inc (Loss)                                                  66,022
                                                               -------------------------

Interest income - trade                                                         740,470
Interest income - intercompany                                                   90,569
                                                               -------------------------

      Total interest income                                                     831,039
                                                               -------------------------

Interest expense - trade                                                      4,978,655
Interest expense - intercompany                                                 313,522
                                                               -------------------------

      Total interest expense                                                  5,292,177
                                                               -------------------------

Dividend income - trade                                                               0
Dividend income - intercompany                                                        0
Equity losses in unconsolidated entities                                       (288,417)
Other income (expense)                                                          (56,336)
                                                               -------------------------

      Total other income (expense)                                             (344,753)
                                                               -------------------------

Pre-Tax Income (Loss)                                                        (4,739,869)
                                                               -------------------------

Federal income tax expense (benefit)                                         (1,548,820)
Tax Credits                                                                  (9,409,700)
Federal deferred income tax                                                           0
State deferred income tax                                                             0
State income tax expense (benefit)                                             (387,291)
                                                               -------------------------

      Total tax benefit                                                     (11,345,811)
                                                               -------------------------

      Net Income (Loss) Before Minority Interest                              6,605,942

      Minority Interest In Net (Income) Loss                                       (966)
                                                               -------------------------

      Net Income (Loss) Before Change in Accounting Principal                 6,606,908

      Change in Accounting Principal Net of Tax                                       0
                                                               -------------------------

      Net Income (Loss)                                                      $6,606,908
                                                               =========================

Response to SEC request.
File No. 70-9323
Reporting period 7/1/01 through 12/31/01

Exhibit B

    4.      The amounts of investment made by HPI during the Reporting
            Period in the LIHTC properties authorized under in the SEC's order dated August 13, 1999 are as follows:

            7/1/99 -- 12/31/99

            Fort Madison IHA Senior Housing Limited Partnership                               $ 521,436
            Wagon Wheel Limited Partnership                                                     864,756
            Fond du Lac Senior Housing Limited Partnership                                          200

            1/1/00 -- 6/30/00

            Pickerel Park Associates Limited Partnership                                        451,721
            Meadow Wood Associates of Carroll Phase II, Limited Partnership                     578,505
            Fort Madison IHA II Senior Housing Limited Partnership                              473,700

            7/1/00 -- 12/31/00

            Fond du Lac Senior Housing Limited Partnership                                      836,410
            Countryside of Clinton Associates Limited Partnership                               694,000
            Heartland Properties Equity Investment Fund I, a Wisconsin
                 Limited Partnership*                                                        10,600,000
            Meadow Wood Associates of Carroll Phase II, Limited Partnership                     231,362
            Pickerel Park Associates Limited Partnership                                        209,779

            1/1/01 -- 6/30/01

            Wagon Wheel Limited Partnership                                                     201,635
            Fort Madison IHA Senior Housing Limited Partnership                                 105,234
            Fort Madison IHA II Senior Housing Limited Partnership                              118,400
            Meadow Wood Associates of Carroll Phase II, Limited Partnership                     347,043
            Richland Center WHA Limited Partnership                                             289,444
            Heartland-Wisconsin Rapids Timber Trails, LLC                                     1,587,738
            Maquoketa IHA Senior Housing Limited Partnership                                    618,709

            7/1/01 -- 12/31/01

            Fond du Lac Senior Housing Limited Partnership                                       32,000
            Pickerel Park Associates Limited Partnership                                        586,500
            Countryside of Clinton Associates Limited Partnership                               277,560
            Knoxville IHA Senior Housing Limited Partnership                                    570,769
            Apollo Tax Credit Fund-XVII Limited Partnership                                     235,807
            Montello Senior Housing Limited Partnership                                          35,200
            MDI Limited Partnership #47                                                         631,617
            Heartland Properties Equity Investment Fund VII, L.L.C.**                         1,229,400
                                                                                      ------------------

                                                                                           $ 22,328,925
                                                                                      ==================

Response to SEC request.
File No. 70-9323
Reporting period 7/1/01 through 12/31/01

Notes to Exhibit B

            *Amounts invested in Heartland Properties Equity Investment Fund I were invested pursuant to Alliant Energy Corporation et al., Holding
            Company Act Release No. 27198 (July 10, 2000) (supplemental order).

            ** Amounts invested in Heartland Properties Equity Investment
            Fund VII, L.L.C. were invested in an entity owned in part prior to the three-way merger creating Alliant Energy Corporation.

            The cumulative amount of invstment made by HPI in the LIHTC properties authorized in the SEC's order dated August 13, 1999 is $22,328,925 leaving a balance available for investment of
             $27,671,075.